THE MAXUS EQUITY FUND


The Maxus Equity Fund produced a total return of 19.13% for its investors during 1996. Although this was slightly below the return of the S&P 500 index, it matched exactly the much broader and more representative Russell 3000 Index which returned 19.19%. Moreover, the Fund continued to demonstrate lower volatility, relative to these indices, during periods of market decline, such as we experienced last July.

The portfolio is managed predominantly according to a "value" style of investing. I look for investment opportunities across a wide range of equity securities, including securities convertible into equities. Therefore, the portfolio will generally contain large capitalization as well as very small capitalization companies. Based upon a value discipline, I look for companies in which I believe the private market value (the underlying value of the Company's various business segments, as well as its cash and other hard assets) is higher than its current stock quotation. I also look for companies with a high free cash flow relative to its share price. This generally suggests that the Company has a variety of business opportunities, including debt repayment, share repurchases, acquisitions, or other transactions, each of which tend to increase shareholder value.

Throughout 1996, the shares of many large capitalization companies rose to levels which seem to suggest that market speculation has increased substantially. Secondary stocks, however, continue to appear reasonably valued, and the general focus of new equity purchases has centered on these companies.

In December, well selected secondary stocks began to appreciate relative to the general market, and that trend has continued through the first two months of 1997. My expectation is that the trend toward relatively better performance by secondary stocks will continue, and I intend to take advantage of this opportunity throughout the year.





Richard A Barone

MAXUS EQUITY FUND

SCHEDULE OF INVESTMENTS
DECEMBER 31, 1996
--------------------------------------------------------------------------------
Shares/Principal                                   Cost        Market      % of
     Amount                                                    Value      Assets
--------------------------------------------------------------------------------
INFORMATION TECHNOLOGY
  36,500    Adage*                                  139,483     123,187
  20,000    Airtouch Communications*                509,950     505,000
  16,000    Bel Fuse*                               167,709     226,000
  10,000    Bellsouth                               265,450     403,750
  20,000    Silicon Valley Group*                   342,161     402,500
  30,000    Tech Sym*                               841,863     892,500
  10,000    Telephone & Data Systems                361,112     362,500
$150,000    Unisys 8.25%, Conv Debs 8-1-00          141,975     144,000
  32,300    VLSI Technology*                        413,801     771,163
                                                    -------     -------
                                                  3,183,504   3,830,600    8.58%

INFRASTRUCTURE
  15,000    Ameron                                  514,513     774,375
  10,000    Corrpro*                                 72,975      95,000
 123,800    Foster L. B.*                           478,456     464,250
 106,200    ICF Kaiser Intl*                        250,610     199,125
                                                  ---------   ---------
                                                  1,316,554   1,532,750    3.95%

MACHINERY & EQUIPMENT
  11,000    Duriron                                 292,824     298,375
  15,000    Ingersoll Rand                          581,525     667,500
  14,000    Penn Engr & Mfg                         225,315     287,000
  26,000    Raymond                                 465,312     451,750
  30,000    Snap on Tools                           861,200   1,068,750
                                                  ---------   ---------
                                                  2,426,176   2,773,375    7.15%

MEDICAL SERVICES & SUPPLIES
  20,000    Becton Dickinson                        359,650     867,500
  10,000    ICN Pharmaceuticals                     195,600     196,250
  40,000    Mariner Health Group*                   303,837     335,000
  20,000    Maxxim Medical*                         270,651     250,000
  13,500    Mckesson                                578,557     754,312
  18,000    Roberts Pharmaceutical*                 203,065     202,500
  49,000    Transitional Hospitals                  408,402     471,625
                                                  ---------   ---------
                                                  2,319,762   3,077,187    7.94%

REAL ESTATE
 100,000    Crown American Realty                   795,500     750,000
  35,000    MGI Properties                          480,392     770,000
  25,000    Public Storage Inc 8.25% Conv Pfd       652,478   1,303,125
  10,000    St Joe Corp                             579,110     650,000
                                                  ---------   ---------
                                                  2,507,480   3,473,125    8.96%

                     The accompanying notes are an integral
                       part of the financial statements.

MAXUS EQUITY FUND

SCHEDULE OF INVESTMENTS
DECEMBER 31, 1996
--------------------------------------------------------------------------------
Shares/Principal                                   Cost        Market      % of
     Amount                                                    Value      Assets
--------------------------------------------------------------------------------
ENTERTAINMENT
    40,000  Bob Evans Farms                         510,408     540,000
$1,200,000  Time Warner Conv 0.00%, 6-22-13         563,095     516,000
                                                  ---------    --------
                                                  1,073,503   1,056,000    2.73%
CONSUMER PRODUCTS
    87,900  Jan Bell Marketing*                     195,204     181,295
    20,000  Limited                                 358,700     367,500
   160,000  Michael Anthony Jewelers*               457,350     490,000
    30,000  OfficeMax                               320,475     322,500
   200,000  Royal Appliance*                        610,810   1,375,000
    38,400  Universal Electronics*                  277,535     211,200
                                                  ---------   ---------
                                                  2,220,074   2,947,495    7.60%

BASIC MATERIALS
   100,000  Hanson PLC                              651,313     675,000
    10,000  Valero Energy Conv Pfd                  506,960     577,500
                                                  ---------   ---------
                                                  1,158,273   1,252,500    3.23%
ENVIRONMENT
    20,000  Dionex*                                 319,560     700,000
    20,000  International Technology Conv pfd       335,700     337,500
    65,000  Weston Roy F*                           268,194     227,500
                                                    -------   ---------
                                                    923,454   1,265,000    3.26%

FINANCIAL SERVICES
     5,000  Advanta Corp Cl-A                       226,950     213,750
    20,000  American Express                        848,750   1,130,000
    15,000  Cincinnati Financial                    858,925     973,125
    20,000  First Chicago NBD                       525,381   1,075,000
    30,000  Lehman Brothers Holdings                651,175     941,250
    10,000  Salomon                                 361,300     471,250
                                                  ---------   ---------
                                                  3,472,481   4,804,375   12.39%

UTILITIES
    50,000  Niagara Mohawk Power*                   373,625     493,750    2.58%


 INDUSTRIAL PRODUCTS
    35,000  Algoma Steel*                           114,712     182,109
    15,500  Armco 3.625 Conv Pfd                    766,862     670,375
    25,000  Birmingham Steel                        394,150     475,000
    10,000  Dow Chemical                            797,475     783,750
    23,300  Lamson & Sessions                       170,033     168,925
    12,000  Millenium Chemicals*                    236,470     213,000
    10,000  NCH                                     558,350     602,500
    25,000  Timken                                  909,850   1,143,750
                                                  ---------   ---------
                                                  3,947,902   4,239,409   10.94%

                     The accompanying notes are an integral
                       part of the financial statements.

MAXUS EQUITY FUND

SCHEDULE OF INVESTMENTS
DECEMBER 31, 1996
--------------------------------------------------------------------------------
Shares/Principal                                   Cost        Market      % of
     Amount                                                    Value      Assets
--------------------------------------------------------------------------------
METALS
  50,000    Royal Oak Mines                         166,944     162,500    0.42%

PRODUCT DISTRIBUTION
  26,000    Bell Industries                         498,878     555,750
  20,600    Dynamics Corp of America*               584,886     581,950
 270,000    Petrie Stores Liquidating Trust*        884,968     742,500
  37,000    Pioneer Std Electronics                 401,565     485,625
                                                  ---------   ---------
                                                  2,370,297   2,365,825    6.10%

CLOSED END EQUITY FUNDS
  10,000    Pilgrim Amer Bank & Thrift              122,975     157,500    0.41%


CLOSED END GLOBAL EQUITY FUNDS
  40,000    Emerging Markets Telecommunications     682,162     610,000
  55,000    Emerging Markets Infrastructure         582,712     598,125
  64,200    First Australia                         576,568     557,737
  50,000    New Germany                             604,125     668,750
                                                  ---------   ---------
                                                  2,445,567   2,434,612    6.28%

 U.S. GOVERNMENT SECURITIES
3,000,000   US Treasury 6.00%, 8-31-97            3,003,733   3,007,500    7.76%


            Total Investments                    33,032,304  38,873,503  100.28%

            Other Assets Less Liabilities                      (108,800)  -0.28%

            Net Assets - Equivalent to $16.00 per
            share on 2,422,749 shares of capital
            stock outstanding                                38,764,703  100.00%
                                                             ==========

       * Non-Income Producing.

                     The accompanying notes are an integral
                       part of the financial statements.

MAXUS EQUITY FUND

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1996

Assets:
  Investment Securities at Market Value
    (Identified Cost - $33,032,304)                                 $38,873,503
  Cash                                                                  244,652
  Receivables:
    Investment Securities Sold                                          317,539
    Dividends and Interest                                              350,527
                                                                    -----------
        Total Assets                                                $39,786,221

Liabilities
  Payables:
    Investment Securities Purchased                                    $585,267
    Shareholder Distributions                                           361,864
    Accrued Expenses                                                     74,387
                                                                      ---------
        Total Liabilities                                             1,021,518

Net Assets                                                          $38,764,703
Net Assets Consist of:
  Capital Paid In                                                    32,952,007
  Undistributed Net Investment Income                                       181
  Accumulated Realized Gain (Loss) on Investments - Net                 (28,684)
  Unrealized Appreciation in Value                                    5,841,199
    of Investments Based on Identified Cost - Net
                                                                    -----------
Net Assets, for 2,422,749 Shares Outstanding                        $38,764,703

Net Asset Value and Redemption Price
    Per Share ($38,764,703/2,422,749 shares)                             $16.00
Offering Price Per Share                                                 $16.00



STATEMENT OF OPERATIONS
DECEMBER 31, 1996

Investment Income:
    Dividends                                                          $835,629
    Interest                                                            478,127
                                                                     ----------
        Total Investment Income                                      $1,313,756

Expenses
    Registration Expense                                                 19,992
    Trustee Fees (Note 3)                                                 2,100
    Accounting and Pricing                                               46,093
    Custody                                                              15,589
    Distribution Plan Expenses                                          182,598
    Audit                                                                 7,504
    Legal                                                                19,749
    Management Fees (Note 2)                                            365,389
    Printing & Other Miscellaneous                                       34,169
                                                                        -------
        Total Expenses                                                  693,183

Net Investment Income                                                   620,573

Realized and Unrealized Gain (Loss) on Investments
    Realized Gain (Loss) on Investments                               2,307,789
    Capital Gains from Mutual Funds                                     129,958
    Unrealized Gain (Loss) from Appreciation
      (Depreciation) on Investments                                   3,419,289
                                                                     ----------
Net Realized and Unrealized Gain (Loss) on Investments               $5,857,036

Net Increase (Decrease) in Net Assets from Operations                $6,477,609
                                                                     ==========
                     The accompanying notes are an integral
                        part of the financial statements

MAXUS EQUITY FUND

STATEMENT OF CHANGES IN NET ASSETS
                                                         01/01/96     01/01/95
                                                            to           to
                                                         12/31/96     12/31/95

From Operations:
    Net Investment Income                                $620,573     $505,329
    Net Realized Gain (Loss) on Investments             2,437,747    2,096,323
    Net Unrealized Appreciation (Depreciation)          3,419,289    1,976,461
                                                        ---------    ---------
    Increase (Decrease) in Net Assets from Operations   6,477,609    4,578,113

From Distributions to Shareholders
    Net Investment Income                                (620,392)    (509,760)
    Net Realized Gain (Loss)from Security Transactions (2,436,220)  (2,058,315)
                                                       -----------  -----------
    Net Increase (Decrease) from Distributions         (3,056,612)   (2,568,075)

From Capital Share Transactions:
    Proceeds From Sale of  817,160 Shares              12,447,924   13,187,714
    Net Asset Value of 165,922  Shares Issued
      on Reinvestment of Dividends                      2,637,296    2,211,574
    Cost of 727,924 Shares Redeemed                   (11,328,765)  (2,839,852)
                                                      ------------  -----------
                                                        3,756,455   12,559,436

Net Increase in Net Assets                              7,177,452   14,569,474
Net Assets at Beginning of Period
     (including undistributed net investment
      income of $0 and $385, respectively)             31,587,251   17,017,777
Net   Assets  at  End  of  Period
     (including undistributed net investment
      income of $181 and $0, respectively)            $38,764,703  $31,587,251
                                                      ===========  ===========

FINANCIAL HIGHLIGHTS

Selected data for a share of common stock outstanding throughout the period:

                               01/01/96  01/01/95  01/01/94  01/01/93  01/01/92
                                  to        to        to        to        to
                               12/31/96  12/31/95  02/31/94  12/31/93  12/31/92*
                               -------------------------------------------------
Net Asset Value-
    Beginning of Period         $14.57    $12.95    $13.60    $12.29    $11.41
Net Investment Income             0.27      0.30      0.25      0.13      0.14
Net Gains or Losses on Securities
    (realized and unrealized)     2.50      2.60     (0.17)     3.13      1.91
                                  ----      ----     ------     ----      ----
Total from Investment Operations  2.77      2.90      0.08      3.26      2.05

Dividends
    (from net investment income) (0.27)    (0.27)    (0.22)    (0.12)    (0.14)
Distributions
    (from capital gains)         (1.07)    (1.01)    (0.51)    (1.83)    (1.03)
Return of Capital                 0.00      0.00      0.00      0.00      0.00
                                 ------    ------    ------    ------    ------
    Total Distributions          (1.34)    (1.28)    (0.73)    (1.95)    (1.17)

Net Asset Value -
    End of Period               $16.00    $14.57    $12.95    $13.60    $12.29
Total Return                     19.13%    22.43%     0.59%    24.51%    13.56%
Ratios/Supplemental Data
Net Assets -
    End of Period (Thousands)   38,765    31,576    17,018    11,343     5,962
Ratio of Expenses to Average
    Net Assets                    1.90%     1.96%     2.00%     2.61%     2.89%
Ratio of Net Income to Average
    Net Assets                    1.71%     2.01%     1.82%     0.91%     0.80%
Portfolio Turnover Rate            111%      173%      184%      175%      187%
*Weighted Average Used

                     The accompanying notes are an integral
                        part of the financial statements

MAXUS EQUITY FUND

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996

1.)  Significant Accounting Policies
The Fund is a diversified, open-end management investment company, organized as a Trust under the laws of the State of Ohio by a Declaration of Trust dated July 12, 1989. Significant accounting policies of the Fund are presented below:

SECURITY VALUATION:
The Fund intends to invest in a wide variety of equity and debt securities. The investments in securities are carried at market value. The market quotation used for common stocks, including those listed on the NASDAQ National Market System, is the last sale price on the date on which the valuation is made or, in the absence of sales, at the closing bid price. Over-the-counter securities will be valued on the basis of the bid price at the close of each business day. Short-term investments are valued at amortized cost, which approximates market. Securities for which market quotations are not readily available will be valued at fair value as determined in good faith pursuant to procedures established by the Board of Directors.

SECURITY TRANSACTION TIMING
Security transactions are recorded on the dates transactions are entered into (the trade dates). Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded as earned. The
Fund uses the identified cost basis in computing gain or loss on sale of investment securities. Discounts and premiums on securities purchased are amortized over the life of the respective securities.

INCOME TAXES:
It is the Fund's policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Service. This Internal Revenue Service requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Fund's policy to distribute annually, after the end of the calendar year, any remaining net investment income and net realized capital gains.

ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilites and disclosure of contingent assets and liabilites at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.)  Investment Advisory Agreement
The Fund has entered into an investment advisory and administration agreement with Maxus Asset Management Inc. a wholly owned subsidiary of Resource Management Inc. The Investment Advisor receives from the Fund as compensation for its services to the Fund an annual fee of 1% on the first $150,000,000 of the Fund's net assets, and 0.75% of the Fund's net assets in excess of $150,000,000.

3.)  Related Party Transactions
Resource Management, Inc. has three wholly owned subsidiaries which provide services to the Fund. These subsidiaries are Maxus Asset Management Inc, Maxus Securities Corp, and Maxus Information Systems Inc. Maxus Asset Management was paid $365,389 in investment advisory fees during the twelve months ended December 31, 1996. Maxus Securities, who served as the national distributor of the Fund's shares, was reimbursed $182,598 for distribution expenses. Maxus Information Systems received fees totaling $46,093 for services rendered to the Fund for the twelve months ended December 31, 1996. Maxus Securities is a registered broker-dealer. Maxus Securities effected substantially all of the investment portfolio transactions for the Fund. For this service Maxus
Securities received commissions of $293,236 for the twelve months ending December 31, 1996.

MAXUS EQUITY FUND

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996

At December 31, 1996, Maxus Securities Corp owned 20,000 shares in the Fund.

Certain  officers and/or  trustees of the Fund are officers and/or  directors of
the  Investment  Advisor  and  Administrator.   Each  director  who  is  not  an
"affiliated person" receives an attendance fee of $100 per meeting.

4.)  Capital Stock and Distribution
At December 31, 1996 an  indefinite  number of shares of capital stock ($.10 par
value)  were   authorized,   and  paid-in   capital   amounted  to  $32,952,007.
Transactions in common stock were as follows:

     Shares sold                                                        817,160
     Shares issued to shareholders in reinvestment of dividends         165,922
                                                                        -------
                                                                        983,082
     Shares redeemed                                                   (727,924)
     Net Increase                                                       255,158
     Shares Outstanding:
         Beginning of Period                                          2,167,591
                                                                      ---------
         End of Period                                                2,422,749
                                                                      =========

Distributions to shareholders are recorded on the ex-dividend date. Payments in excess of net investment income or of accumulated net realized gains reported in the financial statements are due primarily to book/tax differences. Payments due to permanent differences have been charged to paid in capital. Payments due to temporary differences have been charged to distributions in excess of net investment income or realized gains.

5.)  Purchases And Sales Of Securities
During the twelve months ended December 31, 1996, purchases and sales of investment securities other than U.S. Government obligations and short-term investments aggregated $48,668,674 and $40,418,015 respectively. Purchases and sales of U.S. Government obligations aggregated $7,980,312 and $12,963,593 respectively.

6.)  Financial Instruments Disclosure
There are no reportable financialinstruments which have any off-balance sheet risk as of December 31, 1996.

7.)  Security Transactions
For Federal income tax purposes, the cost of investments owned at December 31, 1996 was the same as identified cost. At December 31, 1996, the composition of unrealized appreciation (the excess of value over tax cost) and depreciation (the excess of tax cost over value) was as follows:

     Appreciation         (Depreciation)         Net Appreciation (Depreciation)
      6,609,961              (768,762)                       5,841,199

                       INDEPENDENT AUDITOR'S REPORT



To The Shareholders and
Board of Directors:
Maxus Equity Fund

We have audited the accompanying statement of assets and liabilities of Maxus Equity Fund, including the schedule of portfolio investments, as of December 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of December 31, 1996, by correspondence with the custodian and brokers. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Maxus Equity Fund as of December 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.





McCurdy & Associates CPA's, Inc.
Westlake, Ohio  44145
January 15, 1997

                                 THE MAXUS FUNDS
                 28601 Chagrin Boulevard, Cleveland, Ohio 44122
                                 (216) 292-3434

                               INVESTMENT ADVISOR
                           Maxus Asset Management Inc
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                BOARD OF TRUSTEES
                                Richard A. Barone
                                 N. Lee Dietrich
                             Sanford A. Fox, D.D.S.
                                Burton D. Morgan
                                Michael A. Rossi
                           Robert A. Schenkelberg, Jr.
                                 F. Carl Walter

                                    OFFICERS
                           Richard A. Barone, Chairman
                        James C. Onorato, Vice-President
                           Robert W. Curtin, Secretary

                                    CUSTODIAN
                                Star Bank, N. A.
                                425 Walnut Street
                                 P. O. Box 1118
                           Cincinnati, Ohio 45201-1118

                                 TRANSFER AGENT
                          Maxus Information Systems Inc
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                   DISTRIBUTOR
                              Maxus Securities Corp
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                  LEGAL COUNSEL
                     Benesch, Friedlander, Coplan & Aronoff
                            2300 BP America Building
                                200 Public Square
                           Cleveland, Ohio 44114-2378

                                     AUDITOR
                         McCurdy & Associates CPA's Inc
                               27955 Clemens Road
                              Westlake, Ohio 44145